# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### 19 November 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Medivation, Inc.

### File No. 1-32836 – CF# 30110

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Medivation, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.18 to a Form 10-Q/A filed on August 20, 2010, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on November 12, 2013.

Based on representations by Medivation, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18 to Form 10-Q/A filed August 20, 2010     through August 20, 2023
Exhibit 10.1 to Form 10-Q filed November 12, 2013     through August 20, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary